Exhibit 99.7

NICE Satmetrix Benchmark Finds 57% of Contact Center Employees Working From
Home Due to COVID-19 Are Now More Likely to Recommend Employer

However, 71% of contact center managers say the shift to work at home has had a significant impact on customers

Hoboken, N.J., July 23, 2020 – NICE (Nasdaq: NICE) today announced that the NICE Satmetrix Agent Experience at Home Benchmark found that 57% of contact center employees working from home due to COVID-19 are now more likely to recommend their employers to friends, family, or peers than they were before the transition to working remotely. However, in contrast to this positive impact on employee Net Promoter Score (eNPS), 71% of contact center managers say that their organization’s shift to work at home has had a significant impact on customers.

With the transition to remote work environments, today’s customer service managers and their teams are dealing with multiple challenges all at once, including increased interaction volume across all channels; longer handle times, as service interactions become the first line of support for distressed consumers; more demanding customer needs, as agents are dealing with new, unusual requests that are more complex and sometimes outside their direct control; and a new remote work methodology.

NICE Satmetrix co-founded NPS and is a trusted source for data and insights used to improve customer satisfaction, loyalty, and advocacy, and reduce customer churn. The NICE Satmetrix Agent Experience at Home Benchmark identified three key drivers that improved eNPS that organizations can apply to increase employee engagement:

•	Providing the Right Tools and Technology

•	Communicating Effectively

•	Taking Quick Action for Employees

To address these challenges, NICE has recently introduced CXone@home to enable the safe transition of contact center agents to work from home within hours, for organizations of all sizes and verticals. It is powered by the market-leading CXone cloud contact center platform and is offered at no charge for 60 days for new customers. Purpose-built for remote workforces, CXone@home also includes a complete suite of workforce engagement and optimization (WFO) capabilities – including quality and coaching with analytics, performance management, and workforce forecasting and scheduling – to ensure agents and managers are productive while working from home. The demand for CXone@home has been unprecedented by organizations of all sizes with legacy on-premises infrastructures. NICE also recently launched  WEM@home and NEVA@home to drive immediate impact on service excellence for work at home employees.

“NICE is pleased to make possible the quick transition to work at home for thousands of contact center agents and managers,” said Barry Cooper, NICE Enterprise Group President. “Many organizations that have shifted to work from home now face challenges of engaging and ensuring performance of their newly remote and dispersed workforce, while at the same time the nature and volume of the work are rapidly changing. These same organizations have requested CXone@home to help them deal with these challenges.”

Mr. Cooper added, “COVID-19 is changing how people work and organizations operate. Companies are adapting in order to ensure business continuity, employee engagement, and performance. NICE is dedicated to empowering exceptional customer service in times of change.”

As the leading cloud platform for contact centers, CXone has a global, geographically redundant cloud infrastructure with built-in elasticity to dynamically scale up or down based on demand. NICE inContact proactively monitors and continuously forecasts demand with reserves for immediate spikes in volume and the ability to add data and storage capacity immediately. Customers can rely on the 99.99% guaranteed availability on carrier-grade network with global data centers and points of presence (POPs) as well as 24/7/365 network operations monitoring. Contact center agents using NICE inContact CXone are operating in over 100 countries.

About the NICE Satmetrix Agent Experience at Home Benchmark
In response to COVID-19, thousands of  contact center agents are now working from home, helping meet customer needs across the globe. NICE Satmetrix fielded a groundbreaking benchmark to help organizations better understand agent experience at home and learn how to proactively improve that experience while powering exceptional customer experience. Organizations interested in fielding the survey at no cost to their teams, in order to compare themselves to the benchmark, may register here.

NICE Satmetrix gives enterprises the power to unlock the value of CX data and insights – across the holistic customer journey from the contact center and beyond – to increase customer satisfaction, loyalty, and advocacy and reduce customer churn. A holistic, unified, and integrated Customer Experience Management (CEM) solution, NICE Satmetrix delivers actionable customer experience insights to roles across the organization that are dynamic, predictive, and prescriptive. NICE Satmetrix co-founded NPS and built its complete solution from the ground up to operationalize customer feedback insights all along the customer journey.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.